TITAN GLOBAL HOLDINGS, INC.
407 International Parkway, Suite #403
Richardson TX 75081
972-470-9100

April 5, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Dean Suehiro, Senior Staff Accountant Kyle Moffatt, Attorney

Re:	Titan Global Holdings, Inc.
Form 10-KSB for Fiscal Year Ended August 31, 2005, as amended Forms 10-QSB for Fiscal Quarter Ended February 28, 2006, as amended

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as communicated by Dean Suehiro on or about March 22, 2007 relating to the Form 10-KSB for fiscal year ended August 31, 2005 and Form 10-QSB for fiscal quarters ended February 28, 2006 of Titan Global Holdings, Inc. ( the "Company"). We respond as follows:

Form 10K-SB/A Amendment filed on January 23, 2006 for Fiscal Year Ended August 31, 2005

1.	Note 4 Acquisition of Oblio Telecom, Inc.

Explain why the guarantee by Farwell Equity Partners, LLC (Farwell) of the financing provided by CapitalSource Finance LLC (CapitalSource) is limited.

The guarantee provided by Farwell is limited due to the type of recourse the secured party obtained through the guaranty and stock pledge agreement. The recourse provided by the guarantee was solely secured by the stock pledged as collateral for the guarantee. The secured party had no other collateral or guarantee of any type given by Farwell to secure financing provided by CapitalSource except the pledge of those certain shares of Thomas Equipment stock. These shares were unregistered and contained a restrictive endorsement.

In accordance with FIN 46, why is Titan Global Holdings the primary beneficiary of the transaction involving the purchase of Oblio Telecom, Inc.

Paragraph 14 of FIN 46R states:

“An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or a combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both……If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will absorb will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

In connection with the Company’s evaluation of the Oblio acquisition and FIN 46R, we prepared a quantitative analysis projecting estimated cash flows in a variety of scenarios as outlined in Appendix A of FIN 46R. In scenarios prepared projecting expected returns, Titan Global Holdings absorbed all of the expected returns. In the analysis, the entity absorbing the majority of the expected losses was not an entity that could consolidate Oblio. In the hierarchy of the debtors, the prior owners of Oblio, individuals, were the ones that absorbed a majority of the losses. The prior owners of the company held seller financed notes and preferred stock classified as debt. Because of the subordinate nature of the debt held by the sellers after the acquisition, the majority of the expected losses were absorbed by the subordinate debt holders, the prior owners of Oblio. Because the prior owners of the company do not constitute an enterprise, as they are individuals, the entity absorbing a majority of the expected losses is not an entity that could consolidate Oblio.

Accordingly, the Company included in its August 31, 2005 annual report on Form 10K-SB/A Amendment No. 3 filed on December 12, 2006 on page 53 the following:

The Company considered the requirements of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51 , (“FIN 46R”) in determining which entities should properly be consolidated in the Company’s financial statements. With respect to Oblio, the Company has determined that Oblio is a variable interest entity under FIN 46R. The Company completed a quantitative analysis in accordance with FIN 46R that determined the entity absorbing a majority of any expected losses (as those terms are defined in FIN 46R) is not an entity that could consolidate Oblio. Therefore, the determination as to the entity that should consolidate Oblio reverts to the guidance of Accounting Research Bulletin No. 51, Consolidated Financial Statements . Accordingly, the Company, with its sole voting and operational control of Oblio, is the entity with which consolidation of Oblio is required.

2.	Note 9 Loans and Notes Payable - Other Loans

Regarding the seller’s promissory note with Sammy Jibrin and Radu Archiriloaie, explain if the length of the waiver was for more than one year from the most current balance sheet date.

The length of the waiver was not specific as to definitive length of time other than to say the wavier was permanent. Additional disclosures made in the Company’s annual report on Form 10K-SB for the fiscal year ending August 31, 2006 in Note 9 on page 59 included the following:

“…However, the December 2005 note was not paid when due, and the Seller has informally extended the maturity of the note to an undetermined date in the future.

Payments due to the Seller under both notes are subject to a subordination agreement, as amended, between CapitalSource, Seller, and the Company which limits the Company’s ability to make principal payments to the Seller. The payment of interest under the notes is permitted so long as the Company is not in default under its Credit Facility with CapitalSource. The Seller has informally waived payments of principal and interest on these notes, and none have been paid by the Company. As repayment of Seller’s December 14, 2005 note is effectively tied to the maturity date of the CapitalSource term notes of June 30, 2007 due to the principal payment limitations, the Company has assumed a maturity date concurrent with that of the CapitalSource term notes.”

3.	Critical Accounting Policies, page 38

Disclosure is made of the use of an independent expert in the critical accounting policies. Explain why a consent from the expert is not included in the filings.

It is our understanding that if it is stated that any information contained in our report has been reviewed or passed upon by any persons and that such information is set forth in the report upon the authority of or in reliance upon such persons as experts, the written consents of such persons shall be filed as exhibits to the report. The following disclosure was included in our Form 10K-SB/A Amendment filed on January 23, 2006 for Fiscal Year Ended August 31, 2005:

“Long-lived Assets.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate. “

In the disclosure, we state that we may rely on independent appraisals as appropriate to determine market prices of our long lived assets. At such time as we may include in our report information that was reviewed or passed upon by any persons and that such information is set forth in our report upon the authority of or in reliance upon such persons as experts, we will include a consent of such expert.

Form 10-QSB/A for the Fiscal Quarter Ended February 28, 2006

4.	Reversal of Beneficial Conversion Feature

Please refer to page 19 of your 10-QSB for the fiscal quarter ended February 28, 2006. You state that you reversed previously amortized beneficial conversion features of your debt instruments, tell us why it is appropriate to reverse the beneficial conversion features.

A portion of the beneficial conversion features was reversed in the fiscal quarter ended February 28, 2006 in connection with a transaction more fully described in our annual report on Form 10-KSB in Note 10 Gain or Loss on Extinguishment of Debt on page 61 for the period ending August 31, 2006 as follows:

“On December 30, 2005, the Company and Farwell entered into an agreement to issue shares of Common Stock in cancellation of a note with a balance of $592. The note had been issued in November 2004 (see Crivello Note in Note 9. “Debt and Derivative Liabilities”). Pursuant to the agreement, the Company issued to Farwell 9,253,414 shares of Common Stock at a conversion price of $0.0639 per share when the market price was $0.139 per share. This transaction resulted in the Company recording a debt extinguishment loss of $695 in the year ended August 31, 2006 for the difference between the market price and the conversion price.”

***********************************

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (972) 470-9100.

Very Truly Yours,

R. Scott Hensell

Chief Financial Officer
Titan Global Holdings, Inc.